Exhibit (a)(5)(v)

Alaska Communications Announces Amendment of Purchase Price

and Satisfaction of the Financing Condition

In Connection with its Tender Offer

for its Outstanding 6.25% Convertible Notes due 2018

ANCHORAGE, Alaska, March 31, 2017—Alaska Communications Systems Group, Inc. (NASDAQ: ALSK) (the “Company”) announced today that it has amended certain terms of its previously announced tender offer (the “Tender Offer”) to purchase any and all of its outstanding 6.25% Convertible Notes due 2018 (the “Notes”). Among other things, the Company has amended and supplemented the Original Offer Documents (as described below) to (i) increase the purchase price to $1,037.50 per $1,000 principal amount of Notes that are validly tendered (and not validly withdrawn) prior to 12:00 midnight, New York City time, on April 14, 2017 (one minute after 11:59 p.m., New York City time, on April 13, 2017), unless earlier terminated, and (ii) confirm the satisfaction of the financing condition relating to the New Credit Facility (as described below) on March 28, 2017.

On March 28, 2017, the Company’s wholly-owned subsidiary, Alaska Communications Systems Holdings, Inc. (“Holdings”), satisfied conditions precedent to the disbursement of funds by the lenders under the Credit Agreement, dated March 13, 2017, between Holdings, the Company and certain of the Company’s direct and indirect subsidiaries, as guarantors, ING Capital LLC, as administrative agent, and the lenders party thereto, which agreement provides for a new credit facility arrangement for debt financing (the “New Credit Facility”), and borrowed under the New Credit Facility an aggregate principal amount of $180 million, a portion of which will be used for payment in connection with the Tender Offer. The Company deems this disbursement and borrowing under the New Credit Facility as satisfaction of the financing condition relating to the New Credit Facility described in the Original Offer Documents.

The terms and conditions of the Tender Offer prior to the amendment described in this release were set forth in the Company’s Offer to Purchase, dated March 17, 2017 (the “Original Offer to Purchase”), and the related letter of transmittal (the “Original Letter of Transmittal”), copies of which were previously filed as exhibits to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017 (the “Schedule TO” and, together with the Original Offer to Purchase and the Original Letter of Transmittal, the “Original Offer Documents”). The Original Offer Documents have been amended and supplemented by Amendment No. 1 to the Schedule TO and its exhibits (including Supplement No. 1 to the Offer to Purchase and the Amended and Restated Letter of Transmittal), which were filed with the SEC on March 31, 2017 (the “Amendment” and, together with the Original Offer Documents, the “Offer Documents”).

The Company has appointed Odeon Capital Group LLC to act as dealer manager for the Tender Offer and has retained Global Bondholder Services Corporation to serve as the information agent and the depositary. Questions regarding the Tender Offer may be directed to Odeon Capital Group LLC at (212) 257-6164 (collect). Requests for documents may be directed to Global Bondholder Services Corporation at (866) 470-4200 (US toll-free) or (212) 430-3774 (collect).

Forward-Looking Statements

This press release includes certain “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs as well as on a number of assumptions concerning future events made using information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control. Such factors include, without limitation, Federal and Alaska Universal Service Fund changes, the Company’s ability to meet the terms and conditions of the New Credit Facility and the related credit agreement, draw down funds under and repay the New Credit Facility and continue to meet applicable requirements under the New Credit Facility, the Company’s ability to complete the Tender Offer or otherwise repurchase the Notes or make repurchases of shares of common stock under the Company’s repurchase plan or otherwise, adverse economic conditions, the effects of competition in the Company’s markets, its relatively small size compared with its competitors, its ability to compete, manage, integrate, market, maintain, and attract sufficient customers for its products and services, adverse changes in labor matters, including workforce levels, the Company’s ability to service its debt (including pursuant to refinanced credit arrangements) and refinance as required, labor negotiations, including renegotiating the collective bargaining agreement, employee benefit costs, the Company’s ability to control other operating costs, disruption of suppliers’ provisioning of critical products or services, the impact of natural or man-made disasters, changes in the Company’s relationships with large customers, unforeseen changes in public policies, regulatory changes, changes in technology and standards, its internal control over financial reporting, and changes in accounting standards or policies, which could affect reported financial results. For further information regarding risks and uncertainties associated with the Company’s business, please refer to its SEC filings, including, but not limited to, the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q. Copies of the Company’s SEC filings may be obtained by contacting its investor relations department at (907) 564-7556 or by visiting its investor relations website at www.alsk.com or at the SEC’s website, www.sec.gov.

Important Information Regarding the Tender Offer

This press release shall not constitute an offer to purchase, or a solicitation of an offer to sell, securities. The Tender Offer may be made only pursuant to the terms and conditions of the Offer Documents, as may be amended and supplemented, which have been filed with the SEC. Holders of the Notes are encouraged to carefully read the Offer Documents before making any decision with respect to the Tender Offer because they contain important information. The Offer Documents are available free of charge at the website of the SEC at www.sec.gov. In addition, the Company will provide copies of the Offer Documents upon request free of charge to holders of the Notes.

About Alaska Communications

Alaska Communications (NASDAQ: ALSK) is the leading provider of advanced broadband and managed IT services for businesses and consumers in Alaska. The company operates a highly reliable, advanced statewide data network with the latest technology and the most diverse undersea fiber optic system connecting Alaska to the contiguous U.S. For more information, visit www.alaskacommunications.com or www.alsk.com.

Alaska Communications Media Contact:

Heather Cavanaugh, 907-564-7722

Alaska Communications Investor Contact:

Tiffany Smith, 907-564-7556

investors@acsalaska.com